Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
(in thousands, except ratio)	2015	2014	2013	2012	2011
Earnings:
Net income	$253,391	$255,998	$190,411	$131,919	$53,232
Add:
Provision for income taxes	139,562	138,778	103,031	72,054	29,609
Fixed charges	306,937	263,982	225,740	167,638	68,797
Less:
Capitalized interest	(40,118)	(42,775)	(32,659)	(19,388)	(10,390)
Earnings as adjusted (A)	$659,772	$615,983	$486,523	$352,223	$141,248

Fixed charges
Interest expense	$266,144	$220,590	$192,370	$147,413	$57,692
Capitalized interest	40,118	42,775	32,659	19,388	10,390
Interest factors of rents(1)	675	617	711	837	715
Fixed charges as adjusted (B)	$306,937	$263,982	$225,740	$167,638	$68,797
Ratio of earnings to fixed charges ((A) divided by (B))	2.15	2.33	2.16	2.10	2.05

(1)Estimated to be 1/3 of rent expense.